VICTORY LG, INC.
6544 Kathrine Ann Court
Salt Lake City, UT 84118

June 9, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	VICTORY LG, INC.
Rule 424 – Amendment Prospectus
Filed on June 9, 2011
File No. 333-173056

Attention:  Johnny Gharib of Jeffrey Riedler’s office

To Whom It May Concern:

Please find enclosed our changes to VICTORY LG, INC.’s Registration Statement filed on March 25, 2010.

The third sentence in the first paragraph, under the Heading: A) RISK RELATED TO OUR BUSINESS, and under the subheading “WE HAVE RECEIVED AN OPINION OF GOING CONCERN FROM OUR AUDITORS…” on, or about, page 9, should be changed to:  At February 28, 2011, our cash on had was $0.

Additionally, the first sentence in the second paragraph  of the subheading “IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL, on, or about, page 9, should be change to:  Through February 28, 2011, we have spend approximately $18,100.

Sincerely,

/s/ Pauline Carson
Pauline Carson

Chief Executive Officer
Victory LG, Inc.